Exhibit 99.2

JOINT FILING AND SOLICITATION AGREEMENT

WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of lululemon athletica inc., a Delaware corporation (the "**Company**"); and

WHEREAS, Dennis J. "Chip" Wilson, Anamered Investments Inc., a British Virgin Islands corporation, LIPO Investments (USA), Inc., a British Columbia corporation, Wilson 5 Foundation, a trust governed by the laws of British Columbia and a Canadian registered charity, Wilson 5 Foundation Management Ltd., a British Columbia corporation, Five Boys Investments ULC, a British Columbia unlimited liability company, Shannon Wilson, Low Tide Properties Ltd., a British Columbia corporation, and House of Wilson Ltd., a Canadian federal corporation (collectively, the "**Wilson Parties**"), Laura Gentile, Eric Hirshberg, and Marc Maurer, wish to form a group for the purpose of soliciting proxies from the Company's stockholders to nominate and elect directors, and to submit a business proposal to the Company's stockholders, each at the Company's upcoming annual meeting of stockholders or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (collectively, the "**Annual Meeting**"), and for the purpose of taking all other action necessary to achieve the foregoing.

NOW, IT IS AGREED, this 29th day of December 2025 by the parties hereto:

1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), each of the undersigned (collectively, the "**Group**") agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company. Each member of the Group shall be responsible for the accuracy and completeness of his, her or its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate. The Wilson Parties or their representative shall provide each member of the Group with copies of all Schedule 13D filings and other public filings to be filed on behalf of such member as soon as practicable prior to the filing or submission thereof.

2. So long as this agreement is in effect, each of the undersigned shall provide written notice to Jason Gaede, President, House of Wilson Ltd. of (i) any of his, her or its purchases or sales of securities of the Company; or (ii) any securities of the Company over which he, she or it acquires or disposes of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

3. Each of the undersigned agrees to form the Group for the purpose of (i) soliciting proxies for the election of the persons nominated by Mr. Wilson to the Company's Board of Directors, and for the approval of a business proposal submitted by Mr. Wilson, each at the Annual Meeting, (ii) taking such other actions as the parties deem advisable and (iii) taking all other action necessary or advisable to achieve the foregoing.

4. The Wilson Parties shall have the right to pre-approve all expenses incurred in connection with the Group's activities and agree to pay directly all such pre-approved expenses

without any reimbursement for such expenses being owed or paid to the Wilson Parties by any other party to this Agreement.

5. Each of the undersigned agrees that any SEC filing, press release or stockholder communication proposed to be made or issued by the Group or any member of the Group in connection with the Group's activities set forth herein (collectively, "**Communications**") shall be first approved by Mr. Wilson or his representatives, to the extent any such Communications refer to the Group's activities set forth in Section 3. In addition, the Wilson Parties or their representatives shall have sole discretion over the content and timing of private communications, negotiating positions and / or settlement terms taken on behalf of the Group in connection with any potential resolution of the Group's solicitation or any definitive agreement, each with respect to the Annual Meeting or the other purposes set forth in Section 3.

6. The relationship of the parties hereto as members of the Group in connection with the activities set forth in Section 3 shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party's right to purchase or sell securities of the Company, as he, she or it deems appropriate, in his, her or its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

7. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

8. In the event of any dispute arising out of the provisions of this Agreement or his, her or its investment in the Company, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of Delaware.

9. Any party hereto may terminate his, her or its obligations under this Agreement on 24 hours' written notice to all other parties, with a copy by email to Jason Gaede at House of Wilson Ltd., ******@******.

10. Each party acknowledges that Dennis J. "Chip" Wilson, shall, in his sole discretion, select and retain counsel for both the Group and the Wilson Parties and their affiliates relating to his, her or its investment in the Company.

11. Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

DATE: December 29, 2025

DENNIS J. "CHIP" WILSON

/s/ Dennis J. Wilson

ANAMERED INVESTMENTS INC.

By: /s/ Dennis J. Wilson
Name: Dennis J. Wilson
Title: Director

LIPO INVESTMENTS (USA), INC.

By: /s/ Dennis J. Wilson
Name: Dennis J. Wilson
Title: Director

WILSON 5 FOUNDATION

By: /s/ Dennis J. Wilson
Name: Dennis J. Wilson
Title: Director of Wilson 5 Foundation Management Ltd, corporate trustee of Wilson 5 Foundation

WILSON 5 FOUNDATION MANAGEMENT LTD.

By: /s/ Dennis J. Wilson
Name: Dennis J. Wilson
Title: Director

FIVE BOYS INVESTMENTS ULC

By: /s/ Dennis J. Wilson
Name: Dennis J. Wilson
Title: Director

SHANNON WILSON

/s/ Shannon Wilson

[*Signature Page to Joint Filing and Solicitation Agreement*]

LOW TIDE PROPERTIES LTD.

By: /s/ Dennis J. Wilson
Name: Dennis J. Wilson
Title: Director

HOUSE OF WILSON LTD.

By: /s/ Dennis J. Wilson
Name: Dennis J. Wilson
Title: Founder and Chief Strategy Officer

LAURA GENTILE

/s/ Laura Gentile

ERIC HIRSHBERG

/s/ Eric Hirshberg

MARC MAURER

/s/ Marc Maurer